UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873 and No. 333-183143) of the Company.

Entry into a Material Definitive Agreement

On December 6, 2012, Favorable Fort Limited (“Favorable Fort”), a subsidiary of China Cord Blood Corporation (the “Company”), entered into a shares purchase agreement (the “Purchase Agreement”) with Cordlife Services (S) Pte. Ltd., a company limited by shares incorporated in Singapore (“Cordlife Services”), pursuant to which Favorable Fort is obligated to repurchase the 17% of its outstanding ordinary shares not already indirectly owned by the Company from Cordlife Services for a total purchase price of approximately $8.65 million following satisfaction or waiver of all of the closing conditions set forth in the Purchase Agreement.

A copy of the Purchase Agreement is attached hereto as exhibit 4.1.

Exhibits

Exhibit No.	Description
4.1	Shares Purchase Agreement, dated December 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 6, 2012